Exhibit  99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F2 - F3

Condensed Interim Consolidated Statements of Operations	F4

Condensed Interim Consolidated Statements of Comprehensive Income	F5

Condensed Interim Consolidated Statements of Changes in Equity	F6

Condensed Interim Consolidated Statements of Cash Flows	F7 - F8

Notes to Condensed Interim Consolidated Financial Statements	F9 - F13

- - - - - - - - - -

F-1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2015	December 31, 2014
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,369	$1,522
Restricted bank deposits	333	216
Trade receivables	6,571	6,144
Other accounts receivable and prepaid expenses	694	490
Inventories	2,651	2,843

Total current assets	11,618	11,215

LONG-TERM ASSETS:
Restricted bank deposits	267	263
Other assets	40	35

Total long-term assets	307	298

PROPERTY, PLANT AND EQUIPMENT, NET	538	556

OTHER INTANGIBLE ASSETS, NET	39	70

GOODWILL	4,122	4,122

	$16,624	$16,261

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-2

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2015	December 31, 2014
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term loans	$4,261	$4,297
Current maturities of long term loans	380	570
Trade payables	4,183	4,468
Employees and payroll accruals	408	389
Deferred revenues	893	621
Accrued expenses and other liabilities	269	236

Total current liabilities	10,394	10,581

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	79	190
Accrued severance pay	135	127
Deferred capital gain	54	66

Total long-term liabilities	268	383

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY: Share capital -
Ordinary shares of NIS 80.00 nominal value: Authorized; 2,500,000 shares at June 30, 2015 and December 31, 2014; Issued and outstanding: 2,080,317 and 1,802,692 shares at June 30, 2015 and December 31, 2014, respectively	43,932	38,138
Additional paid-in capital	33,550	38,701
Accumulated other comprehensive income	(226)	(243)
Accumulated deficit	(71,294)	(71,299)

Total equity	5,962	5,297

Total liabilities and shareholders' equity	$16,624	$16,261

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-3

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2015	2014
	Unaudited	Unaudited

Revenue	$11,928	$14,132
Cost of revenues	9,568	11,445

Gross profit	$2,360	$2,687

Operating expenses:
Sales and marketing	1,370	1,602
General and administrative	763	886

Total operating costs and expenses	2,133	2,488

Operating profit	227	199

Financial expenses, net	(221)	(261)

Profit (loss) before taxes on income	6	(62)
Taxes on income	1	6

Net profit (loss)	$5	$(68)

Net loss per share:
Basic	$(0.00)	$(0.05)
Diluted	$(0.00)	$(0.05)

Weighted average number of shares used in computing net loss per share:
Basic	1,852,369	1,306,189
Diluted	1,852,369	1,306,189

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-4

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT (LOSS)

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,
	2015	2014
	Unaudited	Unaudited

Net income (loss)	$5	$(68)
Cash flow hedging instruments:
Change in unrealized gains and losses	(65)	-
Net losses reclassified into earnings	82	-

Other comprehensive income	17	-

Comprehensive income (loss)	$22	$(68)

The accompanying notes are an integral part of the consolidated financial statements.

F-5

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Ordinary shares	Share capital and additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2014	1,258,245	$74,812	$(243)	$(70,866)	$3,703

Issuance of Ordinary shares related to SEDA, net of issuance costs (see note 12a2 to the Financial statements for 2014)	370,713	1,275	-	-	1,275
Issuance of Ordinary shares	128,147	467			467
Share-based compensation expense	45,887	285	-	-	285
Net loss	-	-	-	(433)	(433)

Balance as of December 31, 2014	1,802,692	76,839	(243)	(71,299)	5,297

Issuance of Ordinary shares related to PIPE, net of issuance costs (see note 8)	244,630	573	-	-	573
Issuance of Ordinary shares related to SEDA (see note 8)	28,930	-	-	-	-
Issuance of Ordinary shares	4,065	13	-	-	13
Other comprehensive income	-	-	17	-	17
Share-based compensation expense	-	57	-	-	57
Net profit	-	-	-	5	5

Balance as of June 30, 2015 (unaudited)	2,080,317	$77,482	$(226)	$(71,294)	$5,962

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-6

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2015	2014
	Unaudited

Cash flows from operating activities:

Net profit (loss)	$5	$(68)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	101	143
Currency fluctuation of deposits and loans	64	19
Severance pay, net	8	(15)
Share-based compensation expenses	57	65
(Increase) decrease in trade receivables, net	(427)	420
Increase in other accounts receivable and other assets	(209)	(92)
(Increase) decrease in inventories	192	(269)
Decrease in trade payables	(285)	(788)
Increase in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	330	445

Net cash used in operating activities	(164)	(140)

Cash flows from investing activities:

Purchase of property, plant and equipment	(51)	(26)
Change in long-term bank deposits	(102)	181
Repayment of deferred consideration related to the Dimex acquisition	(59)	(66)
Proceeds from sale of property, plant and equipment	-	28

Net cash used in (provided by) investing activities	$(212)	$117

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-7

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2015	2014
	Unaudited
Cash flows from financing activities:

Proceeds from issuance of shares, net	585	681
Repayment of short and long-term bank loans	(362)	(1,020)

Net cash provided by (used in) financing activities	223	(339)

Decrease in cash and cash equivalents	(153)	(362)
Cash and cash equivalents at the beginning of the period	1,522	1,005

Cash and cash equivalents at the end of the period	$1,369	$643

Supplementary cash flow activities:

(1) Cash paid during the period for:
Interest	$113	$184

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

F-8

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	B.O.S. Better Online Solutions Ltd. ("BOS" or "the Company") is an Israeli corporation.

The Company's shares are listed on NASDAQ under the ticker BOSC.

b.	The Company has two operating segments: the RFID and Mobile Solutions segment and the Supply Chain Solutions segment.

The Company's wholly-owned subsidiaries include:

(1)	BOS-Dimex Ltd. (“BOS-Dimex Ltd.", previously "Dimex Solutions Ltd"; “), an Israeli company that provides comprehensive turn-key solutions for Automatic Identification and Data Collection. BOS-Dimex comprises the RFID and Mobile Solutions segment.

(2)	BOS-Odem Ltd. ("BOS-Odem"), an Israeli company, is a distributor of electronic components and advanced technologies worldwide. BOS-Odem is a part of the Supply Chain Solutions segments; and

(3)	Ruby-Tech Inc., a New York corporation, a wholly-owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segments;

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2014, are applied consistently in these financial statements.

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company's financial position as of June 30, 2015 have been included. Operating results for the six-month period ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ended December 31, 2015.

The consolidated balance sheet at December 31, 2014 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

F-9

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

The unaudited interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2014 included in the Company's Annual Report on Form 20-F, filed with the Securities Exchange Commission on April 29, 2015.

NOTE 4:	INVENTORIES

	June 30,	December 31,
	2015	2014
	Unaudited	Audited

Raw materials	$140	$100
Finished goods	2,511	2,743

	$2,651	$2,843

NOTE 5:	CONTINGENCIES

a.	Commitments:

1.	Royalty commitments:

a)	Under the Company's research and development agreements with the Office of the Chief Scientist ("OCS") and pursuant to applicable laws, the Company is required to pay royalties at the rate of 3.5% of sales of products developed with funds provided by the OCS, up to an amount equal to 100% of the Research and development grants (dollar-linked) received from the OCS. The obligation to pay these royalties is contingent upon actual sales of the products. Royalties payable with respect to grants received under programs approved by the OCS after January 1, 1999, are subject to interest on the U.S. dollar-linked value of the total grants received at the annual rate of LIBOR applicable to dollar deposits at the time the grants are received. No grants were received during the years 2014 through 2015.

As of June 30, 2015, the Company has an outstanding contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $ 3,700, with respect to the grants. During 2015 and 2014, the developed software for which the grant was received is no longer being sold; accordingly no royalty expenses were recorded during the respective years.

2.	Litigation:

The company is not a party to any legal proceedings.

F-10

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:	NET LOSS PER SHARE

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC 260, "Earning per Share" ("ASC 260"). The total weighted average number of shares related to the outstanding options that would have been excluded from the calculations of diluted net loss per share, as they would have been anti-dilutive for all periods presented, is 320,269 and 323,780 for the six months ended June 30, 2015 and 2014, respectively.

The following table sets forth the computation of basic and diluted net loss per share:

1.	Numerator:

	Six months ended June 30,
	2015	2014
	Unaudited
Numerator for basic and diluted net loss per share -
Net profit (loss) available to Ordinary shareholders	$5	$(68)

2.	Denominator (in thousands):

	Six months ended June 30,
	2015	2014
	Unaudited
Denominator for basic net loss per share -
Weighted average ordinary shares outstanding (in thousands)	1,852	1,306

Denominator for diluted net loss per share - adjusted weighted average shares assuming exercise of options	1,852	1,306

NOTE 7:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION

The Group applies ASC 280, "Segment Reporting" ("ASC 280").

a.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers, and in accordance with ASC 280, are as follows:

	June 30,
	2015	2014
	Unaudited

United States	$1,040	$177
Far East	1,657	1,530
Europe	773	833
Israel	8,458	11,592

	$11,928	$14,132

F-11

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:	CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

b.	One major customer accounted for 14% and 10% respectively, of total consolidated revenues for the six months ended June 30, 2015 and June 30, 2014.

c.	The Company's long-lived assets are located as follows:

	June 30,	December 31,
	2015	2014
	Unaudited	Audited

Israel	$538	$556

d.	Information on the reportable segments:

The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

NOTE 8:	DERIVATIVES INSTRUMENTS

The Company uses derivative instruments primarily to manage exposure to foreign currency exchange rates. The Company’s primary objective in holding derivatives is to reduce the volatility of earnings and cash flows due to changes in foreign currency exchange rates.

a.	The fair values of the Company’s derivative instruments and the line items on the Condensed Interim Consolidated Balance Sheets to which they were recorded are summarized as follows:

		June 30, 2015	December 31, 2014
	Balance Sheet Line Item	Unaudited	Audited
Derivatives designated as hedging instruments:
Foreign currency derivatives	Other accounts receivable and prepaid expenses	17	-
		17	-

F-12

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:	DERIVATIVES INSTRUMENTS (Cont.)

The fair value of derivative assets is measured using Level 2 fair value inputs and is recorded as other current assets in the Condensed Interim Consolidated Balance Sheets.

b.	Losses on designated derivatives reclassified from OCI into Condensed Interim Consolidated Statement of Operations for the six months ended:

		2015	2014
	Line Item in Statement of Operations	Unaudited	Unaudited

Derivatives designated as cash flow hedging instruments:
Foreign currency derivatives	Sales and marketing	$82	$-
Total expenses		$82	$-

NOTE 9:	EQUITY

On February 17, 2015, the Company entered into a Standby Equity Distribution Agreement, or the 2015 SEDA, with YA Global under which the Company may, for a forty-month period beginning on the date on which the Commission first declares effective a registration statement registering the resale of its Ordinary Shares by YA Global, sell Ordinary Shares to YA Global for a total purchase price of up to $1,300,000, at its sole discretion. The Company has not yet filed a registration statement in respect of the 2015 SEDA. The Company has paid to YA Global a commitment fee of 28,930 Ordinary Shares.

On June 10, 2015, the Company entered into a Share Purchase Agreement with certain investors, including YA Global, members of management, and certain business partners of the Company, under which the Company raised an aggregate amount $598,662 at a price per share of $2.406, which is equal to 94% of the weighted average closing price of the Company's Ordinary Shares on the NASDAQ during the 20 days prior to the signing.

- - - - - -

F-13